                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          -----------------------------
                                  ULTRAK, INC.
                     (Name of the Subject Company (Issuer))
                     --------------------------------------
                                  ULTRAK, INC.
                        (Name of Filing Person (Offeror))

     Options Under the Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as
          amended, to Purchase Common Stock, par value $0.01 per share.
                         (Title of Class of Securities)

                                   903898 40 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  Chris Sharng
                              Senior Vice President
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                            Telephone: (972) 353-6500
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Filing Person
                         ------------------------------
                                    Copy to:

                            Richard L. Waggoner, Esq.
                            Gardere Wynne Sewell LLP
                             3000 Thanksgiving Tower
                                 1601 Elm Street
                            Dallas, Texas 75201-4761
                            Telephone: (214) 999-4510

                            Calculation of Filing Fee

      Transaction Valuation*                      Amount of Filing Fee
          $6,978,583.20                                $1,395.72

         *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,002,670 shares of common stock of Ultrak, Inc. having a weighted average exercise price of $6.96 as of June 6, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

                  Amount Previously Paid:            Not Applicable.
                  Form or Registration No.:          Not Applicable.
                  Filing party:                      Not Applicable.
                  Date filed:                        Not Applicable.

         [ ] Check if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates

                  [ ]  third party tender offer subject to Rule 14d-1.
                  [X]  issuer tender offer subject to Rule 13e-4.
                  [ ]  going private transaction subject to Rule 13e-3.
                  [ ]  amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 11, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  Subject Company Information.

         (a) The name of the issuer is Ultrak, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057, and its telephone number is (972) 353-6500. The information set forth in the Offer to Exchange under "Information Concerning Ultrak" is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by the Company to exchange all options held by option holders who have not received options after December 9, 2000 (the "Eligible Options") outstanding under the Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as amended (the "1988 Plan"), to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1988 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer". The number of shares of Common Stock subject to the New Options will be based on the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled (the "Cancelled Options") and the exercise price per share of the Cancelled Options and shall be calculated pursuant to the following:

                                             NEW OPTIONS TO BE ISSUED
ELIGIBLE OPTION EXERCISE PRICE            (NEW OPTION: ELIGIBLE OPTION)
------------------------------            -----------------------------

       Up to $6.62                   1 New Option per 1 Eligible Option (1:1)

       $6.63 to $8.25               .75 New Option per 1 Eligible Option (.75:1)

       $8.26 and above              .50 New Option per 1 Eligible Option (.5:1)

The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  Interests in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) Not applicable.

         (b) Not applicable.

ITEM 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. Exhibits.

         (a) (1) (A) Offer to Exchange, dated June 11, 2001

         (a) (1) (B) Form of Letter of Transmittal

         (a) (1) (C) Form of Letter to Eligible Option Holders

         (b) Not applicable.

         (d) (1) Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as amended

         (d) (2) Form of Non-Qualified Stock Option Agreement pursuant to Ultrak, Inc. 1988 Non-Qualified Stock Option Plan

         (g) Not applicable.

         (h) Not applicable.

ITEM 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 11, 2001                   ULTRAK, INC.



                                       By: /s/ Chris Sharng
                                          --------------------------------------
                                           Chris Sharng
                                           Senior Vice President,
                                           Chief Financial Officer
                                           & Secretary

                                  EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offer to Exchange, dated June 11, 2001

(a)(1)(B)         Form of Letter of Transmittal

(a)(1)(C)         Form of Letter to Option Holders

(d)(1)            Ultrak, Inc. 1988 Non-Qualified Stock Option Plan, as amended

(d)(2)            Form of Non-Qualified Stock Option Agreement pursuant to
                  Ultrak, Inc. 1988 Non-Qualified Stock Option Plan